2004 ANNUAL REPORT

Bright Horizons Family Solutions



Bright Horizons



2004

FINANCIAL HIGHLIGHTS

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND CENTER INFORMATION)

	2004	2003	2002	2001	2000
Revenue	$ 551,763	$ 472,756	$ 407,532	$ 345,862	$ 291,143
Income from operations	46,753	34,583	26,249	20,021	16,446
Net income	27,328	20,014	15,319	11,527	9,212
Diluted earnings per share	.98	.75	.59	.45	.37
Family centers at year end	560	[illegible]	[illegible]	[illegible]	[illegible]

On February 9, 2005, the Board of Directors approved a 2-for-1 stock split to be paid on March 18, 2005 to stockholders of record as of March 4, 2005. All prior share and per share amounts have been restated to reflect the stock split.




551.8
472.8
407.5
345.9
291.1
'00 '01 '02 '03 '04

REVENUE
($ IN MILLIONS)




27.3
20.0
15.3
11.5
9.2
'00 '01 '02 '03 '04

NET INCOME
($ IN MILLIONS)




560
509
465
390
345
'00 '01 '02 '03 '04

NUMBER OF CENTERS


Solar System
Earth's Moon
Venus



In 2004 Bright Horizons added 60 early care and education centers



Each day in cities and towns around the world, our team of 16,000 dedicated and passionate professionals rallies together to serve the needs of an ever-growing population of children, families, and clients. We are very pleased and proud to report that in 2004, Bright Horizons once again experienced impressive growth.

But at Bright Horizons we have so much more to track: the developing language abilities of an infant; the growth in a toddler's motor skills and the emergence of autonomy; the number of teachers who achieve important credentialing through our in-house certification programs or with financial support from our tuition assistance program; the hundreds of employees who have achieved new heights in their careers through our succession-planning initiative.

And then there are those things that are immeasurable. How, for example, do you quantify what it means when a child learns to share her favorite toy with a classmate? Or makes his first best friend? Or finds the rhythm in a song, the ability to tell a story, the capacity to build a tower? How do you measure the comfort of first-time parents returning to work with the



how does our garden grow?

Dear Friend of Bright Horizons:

How do we measure growth in our organization? There are, of course, the conventional indices. We look at the number of new centers we add to our network and measure enrollment levels in our existing centers and schools. We carefully monitor our key operating metrics to measure consistent margin improvement. Our annual employee opinion, client satisfaction, and parent satisfaction surveys give us important information to evaluate our effectiveness and progress. We hold ourselves up to independent verification of our program quality through NAEYC in the U.S., OFSTED in the UK, and NCNA in Ireland.



security of knowing that their children are in responsible caring hands?

And how, at the end of the day, do you measure the newfound confidence, the laughter, the smiles?

Growing Relationships

In 2004 Bright Horizons added 60 early care and education centers to our family for clients as diverse as JanSport, Symbol Technologies, Procter & Gamble, UAW-General Motors, W.L. Gore, Sea Island Resort, and the Belmont Race Track. We continued to see growth in the hospital and higher education sectors, opening child care centers for Savannah Memorial Health University Medical Center, Virginia Mason Medical Center, and the San Juan Regional Medical Center, as well as Cambridge University and Robert Gordon University in the UK. New office park consortium model locations opened in Wellesley, Massachusetts; Wayne, New Jersey; University Park, Washington; and in Northampton, England. At the same time, we continued to open new center locations for existing clients such as USAA, IBM, and MIT. We opened our first centers in New Mexico and Oklahoma and received commitments for centers that will give us a presence in additional states in 2005. We also acquired high-quality child care providers such as Child & Co. in England and The Birrell Collection in Scotland.

While growing the number of clients we serve, we also expanded our service offerings, adding a national network of UAW-Ford Family Service and Learning Centers where we provide programs for all age groups, including teens and retirees. We also welcomed Bright Horizons at Casperkill Summer Camp to our family, serving more than 600 children of IBM employees and others in the Poughkeepsie, New York community each week with a dynamic summer day camp experience. In addition, we launched *Solutions Online Direct*, a monthly electronic newsletter providing the latest industry research, trends, news, and insights for work/life professionals. To support the families of those serving in Iraq and Afghanistan, Bright Horizons participated in Operation Child Care, offering two days of free child care to national guardsmen and women and reservists while they are home for 15 days of R&R.

We continued to emerge as a thought leader in the work/life industry. In early April employers from across North America and Europe met at our client conference where we released findings from our New Workforce Reality Study. Clients discussed how to prepare to meet the needs of the future workforce and shared new ideas for supporting employees and their families. In September, we co-hosted a seminar at the Royal Society for the Arts in London that explored strategies for encouraging more employer involvement in child care solutions throughout the UK.



Growing Children and Families

Bright Horizons is a wonderfully diverse organization made up of different cultures, traditions, and personalities. Each center and school is unique in size and architecture, in the number of children and families served, and even in the vocabulary used. At the same time that a Bright Horizons employee says good night in Welsh to the last child leaving from the Plas Gogerddan Centre in Aberystwyth, Wales, a teacher is leading morning circle time with a group of children at the HSBC Family Center in Las Vegas, Nevada. Although each Bright Horizons center or school is different, we are unified by the key concepts that underlie all our educational programs. *The World at Their Fingertips* curriculum provides consistency across all age ranges through concepts such as planned child choice learning environments, emergent curriculum, developmentally appropriate instruction, and 21st century technology. In 2004 we introduced *The World at Their Fingertips* to our child care centers in Europe and translated the program into Spanish to make it accessible for a broader population.

Parent partnerships are critical to the success of Bright Horizons, and our new computer-based training, *20 Steps to Full Parent Partnerships,* helps integrate ideas such as the "*World* approach to family conferencing" and "random acts of kindness" into every Bright Horizons Family Center and school. In addition, we have incorporated the online development tool *Early Learner* into more than 170 centers, enabling parent users to access their children's online portfolios to follow and provide input on their growth and development.

Along with the High Scope Child Observation Record and the *World* Portfolios, these tools help parents and staff track children's progress together. We want to make certain that children are not only well cared for and educated in our centers and schools, but are also prepared when they continue on their educational journeys. We have therefore introduced *Ready for School*, which is a set of materials designed to prepare children for success in school and life, as well as a way to make these efforts more visible to families and help them prepare for this exciting step in their child's development.

These initiatives supplement our efforts to communicate with parents through vehicles such as *e-family news*, our electronic newsletter providing parenting tips and advice; and *Growing Readers Quarterly* and *Growing Readers Online*, which identify "Books of Excellence" for children of all ages.

Growing Leaders

In the first half of the year, we set out on a 23-stop road trip to meet with employees and visit centers and schools across the United States and in Europe in town-meeting style forums. From Detroit to Dublin, and London to Louisville, we met with hundreds of Bright Horizons faculty members to hear their thoughts and listen to their ideas. Instituting new Divisional Growing Leaders Conferences is just one example of the suggestions we have put into practice. These conferences brought together more than 500 talented and energetic employees who are candidates for future leadership positions. As our company grows we are able to develop employees from within the organization more than ever before and to provide new opportunities across the U.S. and around the world. In 2004 we promoted more than 900 internal candidates and saw our annual staff turnover rate decrease by 4%, resulting in our lowest turnover ever.

At Bright Horizons one of our guiding principles is to cherish and value the diversity of our employees in the same way that we celebrate the individuality of the children in our care. Our Diversity Council continued its efforts, helping Bright Horizons to become more strategic about diversity and to be an even more inclusive organization. The council's efforts are focused on succession planning; diversity awareness trainings at our home office, schools, and centers; recruiting practices; and affinity groups.

In 2004 we distributed nearly 200 awards to members of the Bright Horizons community who have demonstrated excellence in their roles, including *The Janice Hill Memorial Award*, which honors one teacher from each division who demonstrates exceptional qualities. Our focus on employee growth and satisfaction was recognized in the 2004 Employee Opinion Survey, in which 98% of respondents said Bright Horizons is a "great place to work." This sentiment was echoed by FORTUNE magazine, which for the sixth time selected Bright Horizons as one of the "100 Best Companies to Work For."



Growing Communities

The Bright Horizons Foundation for Children ensures that we are not only making a difference in the lives of the children in our care, but also in the lives of children who are at risk and underserved in our communities.


BRIGHT HORIZON
AMILY SOLUTIONS

In 2004 Jim Greenman, Senior Vice President for Education and Training, was named Chairman of the Board of the Foundation while Dave Gleason continued as President. With Bright Horizons senior executives taking the lead as committee chairs and the expansion of committees comprised of employees throughout the company, there was a 100% increase in company participation in Foundation efforts, a 71% increase in employee giving, and a threefold increase in volunteerism.

Through innovative partnerships with local homeless shelters, Bright Horizons clients, and community organizations, the Foundation opened 24 Bright Spaces in 2004, giving children in shelters a space to play, learn, and have fun — a place where they can simply be kids. The Foundation also has a variety of grant programs through which we have given thousands of dollars to deserving agencies to which Bright Horizons employees devote their time and talent. In 2004 we distributed a record number of Gleason Grants, which provide funds to qualified nonprofit agencies receiving at least 40 hours of employee volunteer service annually. We are proud that *Business Ethics* magazine named Bright Horizons one of its "100 Best Corporate Citizens," in recognition of our commitment to all stakeholders, including communities, employees, customers, and shareholders.

Reaping What We Grow

In 2004 we nourished our roots while branching out in several new directions. Indeed, it is testimony to our company's strong performance that in celebration of the Week of the Young Child, Bright Horizons Family Solutions had the honor of opening the NASDAQ market. What makes our growth all the more meaningful is the impact it enables us to have on each client, parent, and employee in our community — and, most important, on each child, whose growth and development is, in the end, the most critical measure of our success.

David Lissy
Chief Executive Officer

Mary Ann Tocio
President and Chief Operating Officer



planting the seeds

At Bright Horizons, our business is based on relationships — relationships with employers, relationships with colleagues, and relationships with families and children.

By partnering with employers to provide high-quality child care and education solutions for their employees' families, we are able to help organizations improve recruitment and retention, reduce absenteeism, increase productivity, and become employers of choice while enabling parents to succeed professionally *and* personally and helping children to thrive as they discover their unique capabilities.



cultivating partnerships

PICTURED ABOVE:
RON SARGENT,
CEO, STAPLES

As Bright Horizons' clients grow, we are committed to working with them to provide solutions that will help meet their evolving needs. For some clients that means opening new centers in additional locations. In fact, nearly 40% of Bright Horizons' child care and early education centers serve clients for whom we manage more than one center.

For other clients we might add a back-up care program; a vacation or inclement weather care program; a summer camp; or our Network Access Program, providing access to Bright Horizons centers for full-service and back-up care.

"Abbott's child care center is a tangible, visible example of our commitment and willingness to invest in our employees," said Miles D. White, chairman and chief executive officer, Abbott. "We believe helping our employees succeed helps Abbott succeed. In terms of measurable impact, we are proud to continue to have one of the lowest turnover rates in our industry, at just 8 percent."

"The Staples Child Care Center has been a major asset in attracting and retaining home office associates. People love having their young children near them, and Bright Horizons provides a truly top-notch child care experience. Associates with children at the center have fewer child care hassles to deal with, so we believe it helps their productivity at work. The ease of having their kids with them on the commute, as well as reduced drop-off and pick-up times, cuts down on stress. Intangible benefits like work/life balance are often why people choose to join a company and why they choose to stay."

RON SARGENT
CEO, STAPLES

Client Satisfaction: more than 96%

Manage 560 child care and early education centers

Manage a total of 83 back-up programs



Operate six elementary schools

Partner with more than 400 clients



"Although my deployment with my troop overseas was a trying time for me and my family, it was a great relief knowing that my 'little guy' was taken care of so well at the Cummins Child Development Center managed by Bright Horizons. He was in loving and caring hands, and the staff was so comforting to my family. We will be forever grateful."

CAPTAIN STEVEN SLAUGHTER
CUMMINS ENGINE EMPLOYEE

"When I leave my 3-year-old daughter at the child care center at MIT, I know that her Bright Horizons teachers are giving her the best early education possible. I'm more productive at work knowing that Sophia is in such great hands. MIT's commitment to child care has increased my commitment to MIT."

LISA GEORGE
MIT EMPLOYEE





Parent satisfaction: 98%

More than 3 million books read annually by Bright Horizons children

More than 62,000 children served each day

nurturing families

At Bright Horizons we know that children's families are their first and most important teachers. We work with families to share knowledge and are privileged to serve as a valuable resource and contributor in their children's development. From parent conferences and daily sheets to informal chats at drop-off and pick-up, we partner with parents in a variety of ways.

Our employees' support of children and their families is a constant; we care for them not only in the course of our daily interactions, but also in unforeseen or exceptional circumstances. Captain Steven Slaughter, for example, is an engineer at Cummins Engine in Indiana who serves in a National Guard unit that was deployed to Iraq. In a letter to Bright Horizons, this father — who is the primary caregiver for his son — wrote that the most common concern he heard from soldiers was about child care, and he was reminded of how fortunate he is that his son, Harry, is so well cared for by the staff at the Cummins Child Care Center. While he was stationed in Iraq, the center sent him regular email updates about Harry's progress and even sent care packages. They made a quilted flag that every parent, staff member, and child in the center signed. Captain Slaughter carried this flag with him throughout his tour.

More than 60,000 parents subscribe to *e-family news*

branching out



Helping a toddler to discover a love of reading; advising a new parent on his child's sleep issues; welcoming a new employee on her first day; strategizing with a client; brainstorming in a weekly team meeting; these are the kinds of interactions in which we engage each day at Bright Horizons.

While we teach children to explore and discover the world around them, we are also providing the support and encouragement for our employees to grow and develop professionally. Shawna Deaderick has been with Bright Horizons since 1996. Her journey with Bright Horizons began when she served as the Assistant Director for the USAA Child Development Center in Colorado Springs. Within three years, she was promoted to Center Director and a few years later was promoted once again to Regional Manager, in Austin, Texas. In this role, Shawna opened the 400-capacity Child Care Center at the Citibank Service Center. Now Shawna is set to make the biggest move of her career as she relocates to Edinburgh, Scotland to manage six Bright Horizons child care centers.





"With Bright Horizons there is so much room for growth and development. Every time that I am ready for a new challenge, the company opens the door for me. In Bright Horizons I have found a home where I can have an impact on children as well as develop individuals who have an impact on children's lives."

SHAWNA DEADERICK
REGIONAL MANAGER, SCOTLAND



establishing roots

In 2004, Bright Horizons Regional Manager Anne Sheldon *(pictured above)* had the opportunity to visit Rwanda with UK-based charity Hope and Homes for Children. Nine child care centers helped Anne collect 500 flip-flops to distribute to the Rwandan children.

Anne is just one of the hundreds of Bright Horizons employees who dedicate their time and energy to children in need around the world. Like our employees, we as an organization are committed to creating a brighter world for needy children and their families in the communities where we live and work. Through our Bright Spaces program, the Bright Horizons Foundation for Children partners with client organizations, community agencies, and local shelters to create safe, dynamic spaces for homeless children to learn and have fun.

In partnership with Warner Bros., for example, we opened a Bright Space to serve up to 100 children at the Union Rescue Mission in downtown Los Angeles where Warner Bros. studio artists put their unique mark on the space by painting two murals of Baby Looney Tunes characters. And in San Jose, California, we worked with Cisco Systems to open a Bright Space serving more than 1,000 homeless children each year, which, in keeping with Cisco's business, will be equipped with unprecedented technology resources for homeless parents, allowing them to track their children's development.

"What Bright Spaces means here for us at the Salvation Army is that it gives our homeless children an opportunity to be children. They can play, they can interact with their peers, they can just be a little girl or a little boy and have a tea party or play with play-dough or dolls and pretend that there is a good life out there. The Bright Space gives our homeless babies security. I asked for a rocking chair, which I use to talk with the moms in the shelter. I invite them to go into the Bright Space, put on some soft music, and just sit in the chair and rock. It gives the babies and the mommas time to bond. 'Just rock,' I say, 'and you'll feel the difference.' Every one of our children uses the Bright Space. They need space, a place to relax, to take a breath and be a kid again."

DEBORAH JOHNSON
SALVATION ARMY
TAMPA, FLORIDA



Approximately 2,400 children a month served by Bright Spaces

Kia Steave-Dickerson of TLC hit show "Trading Spaces" designs a special Bright Space in Philadelphia

Open 24 Bright Spaces, for a total of 66

Selected Financial and Operating Data

(in thousands except per share amounts)

The following financial information has been derived from the Company's consolidated financial statements:

	2004	2003	2002	2001	2000[1]
Statement of income data					
Revenue	**$ 551,763**	$ 472,756	$ 407,532	$ 345,862	$ 291,143
Amortization[2]	**1,012**	548	377	2,213	1,904
Income from operations	**46,753**	34,583	26,249	20,021	16,446
Income before taxes	**47,096**	34,645	26,273	19,936	15,772
Net income	**27,328**	20,014	15,319	11,527	9,212
Diluted earnings per share[3]	**$ 0.98**	$ 0.75	$ 0.59	$ 0.45	$ 0.37
Weighted average diluted shares outstanding[3]	**27,846**	26,746	26,050	25,596	25,045
Financial position at year end					
Working capital (deficit)	**$ 11,819**	$ (2,269)	$ (8,725)	$ (3,547)	$ (6,265)
Total assets	**296,605**	247,065	201,290	161,018	136,895
Long-term debt, including current maturities	**2,099**	2,661	542	890	581
Common stockholders' equity	**186,244**	145,506	109,627	89,417	75,283
Dividends per common share	—	—	—	—	—
Operating data at year end					
Early care and education centers managed	**560**	509	465	390	345
Licensed capacity	**61,952**	59,228	53,830	48,337	43,069

[1] The Company recognized a non-recurring charge of $704,000 ($412,000 after tax) in connection with a write-down in the value of certain equity investments made by the Company.

[2] The Company ceased amortizing goodwill and intangible assets with indefinite lives upon the adoption of SFAS No. 142 in 2002.

[3] On February 9, 2005, the Board of Directors approved a 2-for-1 stock split to be paid on March 18, 2005 to stockholders of record as of March 4, 2005. All prior share and per share amounts have been restated to reflect the stock split.

Common Stock Information

	2004		2003	
	High	**Low**	High	Low
Fourth Quarter	**$ 34.25**	**$ 27.06**	$ 22.28	$ 18.32
Third Quarter	**27.95**	**23.42**	21.49	16.04
Second Quarter	**27.42**	**21.75**	17.00	13.88
First Quarter	**26.20**	**20.79**	15.13	11.68

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following section should be read in conjunction with the consolidated financial statements and the notes included elsewhere in this annual report. The matters discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made that are not historical facts are forward-looking and are based on estimates, forecasts and assumptions involving risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The risks and uncertainties referred to above include, but are not limited to, those described under "Cautionary Statement About Forward-Looking Information" and "Risk Factors" in the Company's fiscal 2004 Annual Report on Form 10-K.

Executive Summary and General Discussion

Bright Horizons is a leading provider of workplace services for employers and families, including early care and education and strategic work/life consulting. As of December 31, 2004, the Company managed 560 early care and education centers, with over 50 early care and education centers under development. The Company has the capacity to serve approximately 62,000 children in 39 states, the District of Columbia, Canada, Ireland and the United Kingdom, and has partnerships with many leading employers, including 80 *Fortune 500* companies and 51 of *Working Mother* Magazine's "100 Best Companies for Working Mothers" in 2004. The Company's North American centers average a capacity of 122 children per location or approximately 57,000 in total capacity. In Europe, center capacity averages approximately 53 children per location or approximately 5,000 in total capacity. At the end of 2004, 60% of the Company's centers were profit and loss ("P&L") models and 40% were management ("cost plus") models. The Company seeks to cluster centers in geographic areas to enhance operating efficiencies and to create a leading market presence.

The Company currently operates 466 early care and education centers in North America and 94 early care and education centers in the United Kingdom and Ireland. In 2000, the Company began operating in Europe through the acquisitions of Nurseryworks Limited, which operated nine child care centers in the greater London area, and Circle of Friends, based in Ireland, which operated two child care centers. The 2002 acquisitions of the Red Apple Nursery Group and Kinderquest Ltd. and the 2004 acquisitions of Child & Co. and The Birrell Collection collectively added 67 early care and education centers, further strengthening the Company's position as a leading provider of work-site child care in the United Kingdom. In 2001, the Company commenced operations in Canada upon the opening of an early care and education center in the Toronto area.

The Company operates centers for a diversified group of clients. At December 31, 2004, the Company's early care and education centers were affiliated with the following industries:

Industry Classification	Percentage of Centers
Consumer	10%
Financial Services	15%
Government and Education	15%
Healthcare	10%
Industrial/Manufacturing	5%
Office Park Consortiums	25%
Pharmaceutical	5%
Professional Services and Other	5%
Technology	10%

The Company achieved strong revenue and net income growth during 2004 by executing on its growth strategy to add centers for new and existing clients, to expand service offerings to clients, to pursue strategic acquisitions and to assume the management of existing child care centers. The alignment of key demographic, social and workplace trends combined with an overall under supply of quality child care options for working families has continued to fuel strong interest in the Company's services. General economic conditions and the business climate in which individual clients operate remain the largest variables in terms of future performance. These variables impact client capital and operating spending budgets, industry specific sales leads and the overall sales cycle, as well as labor markets and wage rates as competition for human capital fluctuates.

Specifically, the Company achieved revenue growth of approximately 17% for the year ended December 31, 2004 as compared to 2003. The revenue growth was principally due to the growth in the number of centers the Company manages, additional enrollment in ramping as well as mature centers, and price increases of 4-5%. Revenue growth reflects the addition of 60 centers since December 31, 2003, through a combination of organic growth, additional services for existing clients, transitions of management of existing programs and acquisitions. The Company also improved both operating margins and net income in 2004, as compared to 2003. The improvement can be attributed to pacing tuition increases ahead of wage increases, careful management of personnel costs, modest enrollment gains and the addition of mature centers through acquisitions and transitions of management.

The Company's overall business strategy is centered on several key elements: identifying and executing on growth opportunities; achieving sustainable operating margin improvement; maintaining its competitive advantage as the employer of choice in its field and continuing the high quality of its programs.

In 2004, the Company successfully executed on growth opportunities by adding 60 new centers including a significant broadening of our presence in the automotive sector with the addition of 20 child care and family service and learning centers. The Company continued its focus on non-cyclical types of industries by adding 10 new centers for hospitals and universities during 2004. In total, the Company now operates 66 centers in the hospital and higher education sectors. A key element of the growth strategy is expanding relationships with existing clients. In 2004, the Company added new locations for 6 multi-site clients, and the Company now serves a total of 44 multi-site clients at

217 locations. Expansion through the addition of centers in our existing client base will be an important element in future growth. The final contributors to the Company's growth in 2004 were the outsourcing or transitions of management of existing employer sponsored centers and acquisitions. In 2004, the Company transitioned the management of 9 child care centers and significantly broadened our market presence in the United Kingdom through key strategic acquisitions.

The Company improved income from operations as a percentage of revenue from 7.3% in 2003 to 8.5% in 2004. The opportunity to achieve additional margin improvement in the future will be dependent upon the Company's ability to achieve the following: continued incremental enrollment growth in our mature and ramping classes of centers; annual tuition increases above the levels of annual average wage increases; careful cost management; and the successful integration of acquisitions and transitions of management to our network of centers.

In 2004, the Company continued to remain the employer of choice in the early care and education industry. The Company's overall employee turnover rate of slightly more than 20%, which the Company believes compares to an industry average exceeding 50%, was an important factor in the Company's financial success in 2004.

Finally, one of the Company's guiding principles is its focus on sustaining the high quality of its services and programs and at the same time achieving revenue growth and increasing operating profitability. The Company's future financial success will be dependent on meeting both of these goals. Nearly 80% of the Company's domestic early care and education centers are accredited by the National Association for the Education of Young Children ("NAEYC"). The Company also operates high-quality programs to achieve the accreditation standards of the Office of Standards in Education (OFSTED") and National Child Nursery Association ("NCNA") care standards in the United Kingdom and Ireland, respectively.

New Centers

In 2004, the Company added 60 early care and education centers with a net capacity of approximately 2,700 children, 11 of which are operating under the P&L employer-sponsored model, 19 of which are operating under the P&L lease model and 30 of which are operating under the management (cost plus) model. Of these center additions, 17 were added through acquisition, 27 through transition from previous management including 18 Family Service and Learning Centers for the United Auto Workers and Ford Motor Company, and 16 were new centers developed by Bright Horizons, generally in conjunction with a client. In the same period, the Company closed 9 centers that were either not meeting operating objectives or transitioned to other service providers. The Company currently has over 50 centers under development, scheduled to open over the next 12 to 24 months, and would expect to be operating approximately 610 centers at the end of 2005.

Center Economics

The Company's revenue is principally derived from the operation of early care and education centers. Early care and education center revenues consist of parent fees for tuition, amounts paid by sponsors to subsidize parent fees, management fees paid by client sponsors and, to a lesser extent, payments from government agencies. Parent fees comprise the largest component of a center's revenue and are billed on a monthly or weekly basis, and are generally payable in advance. The parent fees are typically comparable to or slightly higher than prevailing area market rates for tuition. Amounts due from sponsor clients are payable monthly and may be dependent on a number of factors such as enrollment, the extent to which the sponsor decides to subsidize parent fees, the quality enhancements a sponsor wishes to make in the operations of the center, and budgeted amounts. Management fees are generally fixed and payable monthly. Tuition, management fees, and fees for priority enrollment rights paid in advance are recorded as deferred revenue and are recognized as earned.

Although the specifics of Bright Horizons' contractual arrangements vary widely, they generally can be classified into two forms: (i) the management or cost plus model, where Bright Horizons manages a work-site early care and education center under a cost-plus agreement with a corporate sponsor, and (ii) the P&L model, where the Company assumes the financial risk of the centers operations. The P&L model center generally operates under two forms: employer-sponsored or lease. Under each model type the Company retains responsibility for all aspects of operating the center, including the hiring and paying of employees, contracting with vendors, purchasing supplies and collecting accounts receivable.

The Management (Cost Plus) Model

Early care and education centers operating under management model contracts currently represent approximately 40% of Bright Horizons' early care and education centers. Under the management model, the Company receives a management fee from a corporate sponsor and an operating subsidy to supplement tuition received from parents within an agreed upon budget. The sponsor typically provides for the facility, pre-opening and start-up costs, capital equipment and facility maintenance. The management model enables the corporate sponsor to have a greater degree of control with respect to budgeting, spending and operations. Management contracts require the Company to satisfy certain periodic reporting requirements and generally range in length from one to five years, with some terminable by the sponsor without cause or financial penalty. The Company is responsible for maintenance of quality standards, recruitment of center directors and faculty, implementation of curricula and programs and interaction with parents.

The Profit and Loss Model

Centers operating under the P&L model currently represent approximately 60% of Bright Horizons' early care and education centers. Bright Horizons retains financial risk for P&L centers and is therefore subject to variability in financial performance due to fluctuating enrollment levels. The P&L model can be classified into two subcategories: (i) employer-sponsored, where Bright Horizons provides early care and educational services on a priority enrollment basis for employees of an employer sponsor(s), and (ii) lease model, where the Company may provide priority early care and education to the employees of multiple employers located within a real estate developer's property or the community at large.

Sponsored Model

The sponsored model is typically characterized by a single employer (corporation, hospital, government agency or university), or a consortium of employers, entering into a contract with the Company to provide early care and education at a facility located in or near the sponsor's offices. The sponsor generally provides for the facilities or construction of the center, pre-opening expenses and assistance with start-up costs as well as capital equipment and initial supplies and, on an ongoing basis, may pay for maintenance and repairs. In some cases, the sponsor also provides tuition assistance to the employees and minimum enrollment guarantees to the Company. Children of the sponsor's employees typically are granted priority enrollment at the center. Operating contracts under the employer-sponsored model have terms that generally range from three to ten years, require ongoing reporting to the sponsor and, in some cases, limit annual tuition increases.

Lease Model

A lease model center is typically located in an office building or office park. The center serves as an amenity to the real estate developer's tenants, giving the developer an advantage in attracting quality tenants to its site. In addition, the Company may establish a center in instances where it has been unable to cultivate sponsorship, or sponsorship opportunities do not currently exist. In these instances the Company will typically lease space in locations where experience and demographics indicate that demand for the Company's services exists. While the facility is open to general enrollment from the nearby community, the Company may also receive additional sponsorship opportunities from nearby employers wishing to provide child care benefits to their employees. Bright Horizons typically negotiates lease terms of 10 to 15 years, including the initial term and renewal options, and may receive discounted rent or tenant improvement allowances. Under the lease model, Bright Horizons typically operates its early care and education centers with few ongoing operating restrictions or reporting requirements.

Cost of services consists of direct expenses associated with the operation of early care and education centers and with the delivery of consulting services. Cost of services consist primarily of staff salaries, taxes and benefits; food costs; program supplies and materials; parent marketing; and occupancy costs. Personnel costs are the largest component of a center's operating costs, and comprise approximately 80% of a center's operating expenses. The Company is often responsible for additional costs in an employer-sponsored or lease model center that are typically paid or provided directly by a client in centers operating under the management model, such as occupancy costs. As a result, personnel costs in centers operating under the employer-sponsored or lease models will often represent a smaller percentage of overall costs in early care and education centers when compared to the management model.

Selling, general and administrative ("SG&A") expenses are composed primarily of salaries, taxes and benefits for non-center personnel, including corporate, regional and business development personnel; accounting, legal and public reporting compliance fees; information technology; occupancy costs for corporate and regional personnel; and other general corporate expenses.

In 2002, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," which discontinued the amortization of goodwill and intangible assets with indefinite lives. In prior years, amortization expense had been recognized over the period benefited by goodwill and intangible assets. Under the provisions of SFAS No. 142, the Company is required to amortize those intangible assets, which have definite lives.

Internal Controls Over Financial Reporting

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes.

Using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework,* management has made a comprehensive review, evaluation and assessment of the Company's internal control over financial reporting and issued its initial report on this assessment as of December 31, 2004 (report included herein). In the course of that work, management identified two material weaknesses in internal control over financial reporting which resulted in the overall conclusion that such controls were not effective at December 31, 2004. Management believes that each of these weaknesses is being addressed through remedial measures that will rectify the deficiencies in 2005. As part of the overall assessment of internal control, management also identified certain other control deficiencies of lesser significance, for which management has implemented or expects to implement incremental control procedures to improve their effectiveness.

Seasonality

The Company's business is subject to seasonal and quarterly fluctuations. Demand for early care and education services has historically decreased during the summer months. During this season, families are often on vacation or have alternative child care arrangements. Demand for the Company's services generally increases in September upon the beginning of the new school year and remains relatively stable throughout the rest of the school year. Results of operations may also fluctuate from quarter to quarter as a result of, among other things, the performance of existing centers including enrollment and staffing fluctuations, the number and timing of new center openings and/or acquisitions, the length of time required for new centers to achieve profitability, center closings, refurbishment or relocation, the model mix (P&L vs. management) of new and existing centers, the timing and level of sponsorship payments, competitive factors and general economic conditions. In 2004, the Company experienced less pronounced seasonality in its financial results as compared to prior years primarily due to positive enrollment trends in the mature class of the Company's centers.

Results of Operations

The following table has been compiled from the Company's consolidated financial statements and sets forth statement of income data as a percentage of revenue for the years ended December 31, 2004, 2003, and 2002:

	2004	2003	2002
Revenue	**100.0%**	100.0%	100.0%
Cost of services	**83.3**	84.7	85.3
Gross profit	**16.7**	15.3	14.7
Selling, general and administrative	**8.0**	7.9	8.2
Amortization	**0.2**	0.1	0.1
Income from operations	**8.5**	7.3	6.4
Interest income	**—**	—	—
Interest expense	**—**	—	—
Income before income taxes	**8.5**	7.3	6.4
Income tax expense	**3.5**	3.1	2.6
Net income	**5.0%**	4.2%	3.8%

Comparison of results for the year ended December 31, 2004 to the year ended December 31, 2003

Revenue

Revenue increased $79.0 million, or 16.7%, to $551.8 million in 2004 from $472.8 million in 2003. At December 31, 2004, the Company operated 560 early care and education centers, as compared with 509 at December 31, 2003, a net increase of 51 centers. Growth in revenue is primarily attributable to the net addition of new early care and education centers, additional enrollment in existing centers of approximately 1-2%, and tuition increases of approximately 4-5%. The acquisition of the United Kingdom based Child & Co. in June 2004, along with other smaller acquisitions in 2004, contributed approximately $8 million in revenue which on a pro forma basis would approximate $17 million annually.

Gross Profit

Gross profit increased $19.7 million, or 27.1%, to $92.0 million in 2004 from $72.3 million in 2003. Gross profit as a percentage of revenue increased from 15.3% in 2003 to 16.7% in 2004 due principally to contributions from incremental enrollment in our mature and maturing base of centers, tuition increases that outpaced operating cost increases and careful management of center based personnel costs. The influence of a greater proportion of mature centers in the Company's mix also had the effect of increasing overall margins as did the contributions from acquired centers and transitions of management.

Selling, General and Administrative Expenses

SG&A increased $7.0 million, or 18.7%, to $44.2 million in 2004 from $37.2 million in 2003. SG&A as a percentage of revenue increased from 7.9% in 2003 to 8.0% in 2004. The increase in SG&A as a percentage of revenue is primarily attributable to increased spending for compliance with new regulations under Section 404 of the Sarbanes-Oxley Act. The costs of complying with these new regulations approximated $2.0 million in 2004. The Company anticipates the majority of these costs to continue in future periods in order to complete remediation efforts and to maintain the existing internal control systems that are in place. The remaining dollar increase in SG&A spending is primarily attributable to investments in regional and divisional management, as well as general corporate and administrative personnel, which the Company believes are necessary to support long-term growth.

Amortization

Amortization expense totaled $1.0 million in 2004, as compared to $548,000 in 2003. The increase relates to certain trade names, non-compete agreements, customer relationships and contract rights arising from acquisitions the Company completed in 2004 and the full year effect of acquisitions completed in 2003, which are subject to amortization. Under the provisions of SFAS No. 142, the Company assessed its goodwill balances and intangible assets with indefinite lives and found no impairment at December 31, 2004 or 2003.

Income from Operations

Income from operations totaled $46.8 million in 2004, as compared with income from operations of $34.6 million in 2003, an increase of $12.2 million, or 35.2%. The increase in income from operations is due to the aforementioned increase in revenue and cost management efficiencies. Operating income as a percentage of revenue increased to 8.5% in 2004, from 7.3% in 2003, due to the gross margin improvement.

Interest Income

Interest income in 2004 totaled $508,000 as compared to interest income of $228,000 in 2003. The increase in interest income is attributable to higher levels of invested cash and increased average investment yields.

Interest Expense

Interest expense in 2004 totaled $165,000 as compared to interest expense of $166,000 in 2003.

Income Tax Expense

The Company had an effective tax rate of 42.0% and 42.2% in 2004 and 2003, respectively. The Company expects that the tax rate for 2005 will approximate 41-42%, consistent with the overall rate in 2004.

Comparison of results for the year ended December 31, 2003 to the year ended December 31, 2002

Revenue

Revenue increased $65.3 million, or 16.0%, to $472.8 million in 2003 from $407.5 million in 2002. At December 31, 2003, the Company operated 509 early care and education centers, as compared with 465 at December 31, 2002, a net increase of 44 centers. Growth in revenue is primarily attributable to the net addition of new early care and education centers, additional enrollment in existing centers of approximately 1-2%, and tuition increases of approximately 4-5%. The acquisitions of the Brookfield Academy ("Brookfield") in the third quarter of 2003 and Resources In Active Learning ("RAL") in the fourth quarter of 2003 generated approximately $6 million in revenue in 2003, which on a pro forma basis would approximate $20 million annually.

Gross Profit

Gross profit increased $12.4 million, or 20.8%, to $72.3 million in 2003 from $59.9 million in 2002. Gross profit as a percentage of revenue increased from 14.7% in 2002 to 15.3% in 2003 due principally to tuition increases in excess of operating cost increases, and careful management of personnel costs, including the adjustment of staffing patterns to seasonably appropriate levels. The influence of a greater proportion of mature centers in the Company's mix also had the effect of increasing overall margins as did the contributions from acquired centers and transitions of management. These gains in gross profit were partially offset by lower margins in the Company's European operations, due in large part to the addition of several new P&L centers, which in the early stages incur losses until they reach mature operating levels.

Selling, General and Administrative Expenses

SG&A increased $3.9 million, or 11.9%, to $37.2 million in 2003 from $33.3 million in 2002. The decrease as a percentage of revenue to 7.9% in 2003 from 8.2% in 2002 relates to a larger revenue base and increased overhead efficiencies. The dollar increase is primarily attributable to investments in regional and divisional management, as well as general corporate and administrative personnel, particularly in the Company's European operations, which the Company believes are necessary to support long-term growth.

Amortization

Amortization expense totaled $548,000 in 2003, as compared to $377,000 in 2002. The increase relates to certain trade names, non-compete agreements, customer relationships and contract rights arising from acquisitions the Company completed in 2003, which are subject to amortization. Under the provisions of SFAS No. 142, the Company assessed its goodwill balances and intangible assets with indefinite lives and found no impairment at December 31, 2003 or 2002.

Income from Operations

Income from operations totaled $34.6 million in 2003, as compared with income from operations of $26.2 million in 2002, an increase of $8.4 million, or 31.7%. The increase in income from operations is due to the aforementioned increase in revenue and cost management. Operating income as a percentage of revenue increased to 7.3% in 2003, from 6.4% in 2002, due to the gross margin and overhead improvements.

Interest Income

Interest income in 2003 totaled $228,000, as compared to interest income of $127,000, in 2002. The increase in interest income is attributable to higher levels of invested cash partially offset by lower average investment yields.

Interest Expense

Interest expense in 2003 totaled $166,000 as compared to interest expense of $103,000 in 2002. The increase in interest expense is attributable to the addition of a note payable in 2003.

Income Tax Expense

The Company had an effective tax rate of 42.2% and 41.7% in 2003 and 2002, respectively. The increase in the effective tax rate in 2003 was principally attributable to certain losses from foreign operations for which a tax benefit was not recognized.

Liquidity and Capital Resources

The Company's primary cash requirements are for the ongoing operations of its existing early care and education centers and the addition of new centers through development or acquisition. The Company's primary source of liquidity has been from existing cash balances, which were $42.5 million at year end, and cash flow from operations. The Company's cash balances are supplemented by borrowings available under the Company's $25 million line of credit. The Company had a working capital surplus of $11.8 million at December 31, 2004 and a working capital deficit of $2.3 million at December 31, 2003. Historically, the Company's working capital deficits have primarily arisen from investments in fixed assets and acquisitions, which were paid in cash, that are of a long-term nature. The Company anticipates that it will continue to generate positive cash flows from operating activities in 2005 and that the cash generated will principally be utilized to fund ongoing operations of its new and existing early care and education centers and be sufficient to meet the Company's financial obligations.

Cash provided by operating activities was $37.3 million, $30.7 million and $46.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in cash flow from operations in 2004, as compared to 2003, is due to the increase in net income and a decrease in accounts receivable balances. The decrease in accounts receivable balances is due to the timing and collection of client receivables, and is of a normal and recurring nature. These increases were partially offset by decreases in accounts payable and accrued expenses due primarily to the timing of payroll disbursements at the end of 2004 as compared to 2003, and the tax benefit realized from the exercise of stock options as well as an increase in prepaid workmen's compensation insurance balances.

Cash used in investing activities was $33.9 million for the year ended December 31, 2004 compared to $35.2 million and $31.6 million for the years ended December 31, 2003 and 2002, respectively. The decrease in 2004 was due to a reduction in fixed asset expenditures of $6.1 million between 2004 and 2003. This decrease was partially offset by an increase in payments for acquisitions, which totaled $21.0 million in 2004 compared to $16.5 and $14.6 million in 2003 and 2002, respectively. The increase in cash used in investing activities between 2003 and 2002 of $3.6 million was the result of both an increase in acquisitions from $14.6 million in 2002 compared to $16.5 million in 2003 and by increased fixed asset additions in 2003 as compared to 2002. Of the $13.0 million of fixed asset additions in 2004, approximately $4.1 million relates to new early care and education centers; of the remainder, approximately $5.4 million relates to the refurbishment and expansion of existing early care and education centers, with the balance expended for office expansion and investment in information technology in corporate, regional and district offices. In 2003, the comparable figures for fixed asset additions were $13.1 million related to new centers and $4.4 million related to existing centers, with the balance expended for office expansion and investment in information technology in corporate, regional and district offices. Management expects fixed asset expenditures to increase in 2005 and approximate the average expenditure levels of 2002 and 2003.

Cash provided by financing activities totaled $5.0 million for the year ended December 31, 2004, compared to cash provided by financing activities of $10.1 million in 2003 and $0.8 million in 2002, respectively. The decrease in cash provided by financing activities in 2004, as compared to 2003, relates to a reduction of $2.3 million in proceeds from the exercise of stock options as compared to 2003 and proceeds from a note payable to fund the construction of a client-sponsored early care and education center of $2.5 million received in 2003. The increase in cash provided by financing activities in 2003, as compared to 2002, was due to an increase in the proceeds from the exercise of stock options of $5.6 million and the receipt of proceeds from the note payable referenced above.

On February 9, 2005, the Board of Directors approved a 2-for-1 stock split to be paid on March 18, 2005 to stockholders of record as of March 4, 2005. All prior share and per share amounts have been restated to reflect the stock split.

In 1999, the Board of Directors approved a plan to repurchase up to a total of 2,500,000 shares of the Company's Common Stock. At December 31, 2002, the Company had repurchased approximately 1,034,000 shares for a total of $7.6 million, all of which was retired in September 2003. Share repurchases under the stock repurchase program may be made from time to time with the Company's cash in accordance with applicable securities regulations in open market or privately negotiated transactions. The actual number of shares purchased and cash used, as well as the timing of purchases and the prices paid, will depend on future market conditions.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of institutional money market accounts. The carrying value of these instruments approximates market value due to their short maturities.

Contractual Cash Flows

The Company has contractual obligations for payments under operating leases and debt agreements payable as follows:

	Payment due by period					
	2005	2006	2007	2008	2009	Thereafter
Long-Term Debt	$ 778,000	$ 634,000	$ 633,000	$ 54,000	$ —	$ —
Operating Leases	18,927,000	18,090,000	16,137,000	14,450,000	13,584,000	63,781,000
Total	$ 19,705,000	$ 18,724,000	$ 16,770,000	$ 14,504,000	$ 13,584,000	$ 63,781,000

The Company also has contractual obligations for customer advances which are repayable at the completion of the contractual arrangements. As a result of renewal options, the repayment dates for such advances cannot be predicted. The Company has one letter of credit guaranteeing certain utility payments up to $80,000. No amounts have been drawn against this letter of credit.

In June 2004, the Company entered into service agreements to manage a group of family programs and amended an agreement to manage an existing child care center in exchange for the transfer of land and buildings. The Company recorded fixed assets and deferred revenue of $9.4 million in connection with the transactions, which will be earned over the terms of the arrangements that are 6.5 and 12 years, respectively. In the event of default under the terms of contingent notes payable associated with the service agreements, the balance of which are represented by the unamortized amounts of deferred revenue, the Company would be required to tender a cash payment(s) for the balance of the notes payable or surrender the applicable property(s).

The Company has a $25.0 million revolving line of credit, which expires June 30, 2005. The Company anticipates it will renew or replace the line of credit prior to the expiration date. Any amounts outstanding at the expiration of this facility convert to a term loan. There are currently no amounts outstanding on this facility.

Management believes that funds provided by operations and the Company's existing cash and cash equivalent balances and borrowings available under its line of credit will be adequate to meet current operating and capital expenditures. However, if the Company were to make any significant acquisition(s) or investments in the purchase of facilities for new or existing early care and education centers, it may be necessary for the Company to obtain additional debt or equity financing. There can be no assurance that the Company would be able to obtain such financing on reasonable terms, if at all.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States. The preparation of these statements requires management to make certain estimates, judgments and assumptions, which affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses in the periods presented. The application of the Company's accounting policies involves the exercise of judgment and assumptions that pertain to future uncertainties and, as a result, actual results could differ from these estimates. The accounting policies we believe are critical in the preparation of the Company's consolidated financial statements relate to revenue recognition, accounts receivable, goodwill and other intangibles, liability for insurance obligations and income taxes.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101, as modified by Emerging Issues Task Force ("EITF") No. 00-21 and SAB No. 104, which require that four basic criteria be met before recognizing revenue: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectibility is reasonably assured. In those instances where the Company enters into arrangements with a client that involve multiple revenue elements, the arrangement is divided into separate elements of accounting, the arrangement consideration is allocated to these elements based on fair value and revenue recognition is considered separately for each individual element. In both the P&L model and the management model, revenues consist primarily of tuition paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenue also includes management fees paid by corporate sponsors. In the management model, in addition to tuition and management fee revenue, revenue is also recognized for operating subsidies paid either in lieu of or to supplement tuition. In all instances, the Company retains responsibility for all operating aspects of the early care and education center including the hiring and paying of employees, contracting with vendors, purchasing supplies, and the collection of accounts receivable. Revenue is recognized as services are performed. In some instances, the Company receives revenue in advance of services being rendered, which is deferred until the services have been provided.

Accounts Receivable

The Company generates accounts receivable from fees charged to parents and client sponsors, and, to a lesser degree, governmental agencies. The Company monitors collections and payments from these customers and maintains a provision for estimated losses based on historical trends, in addition to amounts established for specific customer collection issues that have been identified. Amounts charged to this provision for uncollectible accounts receivable have historically been within the Company's expectations, but there can be no assurance that future experience will be consistent with the Company's past experience.

Goodwill and Other Intangibles

Accounting for acquisitions requires management to make estimates related to the fair value of assets and liabilities acquired, including the identification and valuation of intangible assets, with any residual balance being allocated to goodwill. Accounting for intangible assets requires management to make assessments concerning the value of these intangible assets, their estimated lives, and whether events or circumstances indicate that these assets have been impaired. On January 1, 2002 the Company adopted the provisions of SFAS No. 141, "Accounting for Business Combinations," and SFAS No. 142, which, among other things, required the Company to discontinue the amortization of goodwill, as well as intangible assets with indefinite lives. In lieu of recording amortization of goodwill and intangible assets with indefinite lives, the Company is required to complete an annual assessment of goodwill and intangible assets for impairment. Should it be determined that any of these assets have been impaired, the Company would be required to record an impairment charge. The Company was not required to record an impairment charge in 2004; however, there can be no assurance that such a charge will not be recorded in 2005 or in future periods.

Liability for Insurance Obligations

The Company self-insures a portion of its workers' compensation and medical insurance plans and has various deductibles for other insurance plans. Due to the nature of these liabilities, some of which may not fully manifest themselves for several years, the Company estimates the obligations for liabilities incurred but not yet reported or paid based on available data and experience. While management believes that the amounts accrued for these obligations is sufficient, any significant increase in the number of claims and/or costs associated with claims made under these plans could have a material adverse effect on the Company's financial results.

Income Taxes

Accounting for income taxes requires management to estimate its income taxes in each jurisdiction in which it operates. Due to differences in the recognition of items included in income for accounting and tax purposes for items such as deferred revenue, depreciation and certain expenses, temporary differences arise which are recorded as deferred tax assets or liabilities. The Company estimates the likelihood of recovery of these assets, which is dependent on future levels of profitability and enacted tax rates. Should any amounts be determined not to be recoverable, or assumptions change, the Company would be required to take a charge, which could have a material effect on the Company's financial position or results of operations.

New Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities ("VIEs") that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. Through 2003, the FASB released numerous proposed and final FASB Staff Positions ("FSP") regarding FIN No. 46, which both clarified and modified FIN No. 46's provisions. On December 24, 2003, the FASB issued revised Interpretation No. 46 ("FIN No. 46-R"), which has replaced FIN No. 46. The application of FIN No. 46 to VIEs created after February 1, 2003, did not result in any entities requiring consolidation that would not already have required consolidation under the voting equity interest model. The Company adopted FIN No. 46-R during the three month period ended March 31, 2004. The adoption of this statement did not have an effect on the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of Accounting Principles Board ("APB") Opinion No. 29," to eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in all interim periods beginning after June 15, 2005, with early application permitted for exchanges beginning after November 2004. The Company does not believe that the adoption of this Statement in 2005 will have a material impact on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which replaces the superseded SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement requires companies to measure and recognize compensation expense for all stock-based payments to employees and non-employees at fair value. Stock-based payments include stock option grants, restricted stock grants and other equity based awards. The Company grants options to purchase common stock to some of its employees and directors at prices equal to the market value of the stock on the dates the options were granted, as well as restricted stock. SFAS No. 123R is effective for all interim periods beginning after June 15, 2005. Early adoption is permitted and retroactive application of the provisions of SFAS No. 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. The Company has not yet adopted this pronouncement and is currently evaluating the expected impact that the adoption of SFAS No. 123R will have on its consolidated financial position, results of operations and cash flows.

Market Risk

Foreign Currency Risk

The Company's exposure to fluctuations in foreign currency exchange rates is primarily the result of foreign subsidiaries domiciled in the United Kingdom, Ireland and Canada. The Company does not currently use financial derivative instruments to hedge foreign currency exchange rate risks associated with its foreign subsidiaries.

The assets and liabilities of the Company's Canada, Ireland and United Kingdom subsidiaries, whose functional currencies are the Canadian dollar, Euro and British pound, respectively, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for the subsidiaries are included in the cumulative translation adjustment in stockholders' equity. Management estimates that, had the exchange rate in each country unfavorably changed 10% relative to the U.S. dollar, the Company's consolidated earnings before taxes in 2004 would have decreased by approximately $500,000.

Interest Rate Risk

As of December 31, 2004, the Company's investment portfolio primarily consisted of institutional money market funds, which due to their short maturities are considered cash equivalents. The Company's primary objective with its investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. These investments, which approximated $25.0 million at December 31, 2004, have an average interest rate of approximately 1.6% and are subject to interest rate risk. As a result of the average maturity and conservative nature of the investment portfolio, a sudden change in interest rates should not have a material effect on the value of the portfolio. Management estimates that, had the average yield of the Company's positions in these investments and its other interest bearing accounts decreased by 100 basis points in 2004, the Company's interest income for the year ended December 31, 2004 would have decreased by approximately $300,000. This estimate assumes that the decrease would have occurred on the first day of 2004 and reduced the yield of each investment instrument by 100 basis points. The impact on the Company's future interest income as a result of future changes in investment yields will depend largely on the gross amount of the Company's investments.

The Company is also subject to interest rate risk under the terms of its line of credit, which has variable rates of interest. The impact on the Company's future interest expense as a result of future changes in interest rates will depend largely on the gross amount of the Company's borrowings. The Company did not borrow under its lines of credit in 2004 and thus a 100 basis point increase on the average interest rate on these lines would have had no impact on the Company's interest expense for the year ended December 31, 2004.

Inflation

The Company does not believe that inflation has had a material effect on its results of operation. There can be no assurance, however, that the Company's business will not be affected by inflation in the future.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making its assessment of internal control over financial reporting, management used the criteria described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2004, the Company did not maintain effective controls over the monthly reconciliation of cash accounts for its operations in the United Kingdom ("UK"). Specifically, the primary operating cash account for the UK was not appropriately reconciled and reconciling items were not timely resolved during 2004. This control deficiency impacts the Company's ability to ensure that all transactions flowing through the primary operating cash account in the UK, which are material in relation to the financial statements, are properly reflected in the financial statements. Additionally, the Company did not maintain effective controls over the determination of certain significant employee related accruals in accordance with generally accepted accounting principles, including the accrued obligations for self insured medical and dental benefits. These control deficiencies did result in immaterial misstatements but did not result in a restatement of the Company's consolidated financial statements for the annual and interim periods for 2004. However, these control deficiencies could result in a misstatement of cash or accrued liabilities and the related expense provisions that would result in material misstatements to annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that these control deficiencies individually represent material weaknesses. Because of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, based on criteria in *Internal Control – Integrated Framework.*

Management has excluded Child & Co. and The Birrell Collection from its assessment of internal control over financial reporting as of December 31, 2004, because the entities were acquired by the Company during 2004 in purchase business combinations. Child & Co. and The Birrell Collection are wholly owned subsidiaries whose total assets and total revenues represent 2% and 1%, respectively, of the Company's related consolidated financial statement amounts as of and for the year ended December 31, 2004.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Controls Over Financial Reporting and Remediation of Material Weaknesses
Management believes that both of the material weaknesses described in Management's Report on Internal Control Over Financial Reporting are being addressed through remedial measures.

Regarding the material weakness related to the Company's primary operating cash account in the UK, the Company has expanded its operations in the UK since 2002 through acquisition and, to a lesser extent, through organic growth. This portion of the Company's operations now constitutes approximately 7% of 2004 consolidated revenue and 6% of December 31, 2004 tangible assets. In connection with this expansion, the Company has integrated and updated a number of legacy systems and processes to ensure compatibility with the U.S. financial systems, as well as to enhance the overall controls in place. To address the control deficiency related to the primary operating cash account, management is performing a comprehensive treasury assessment and will restructure the cash depository and disbursement system to facilitate more timely review and resolution of reconciling items. In addition to ensuring that established procedures for performing reconciliations are strictly followed, management believes that the reorganization of the treasury function will rectify this material weakness in 2005.

To address the material weakness in the determination of certain employee related accruals for self insured medical and dental benefits, which involve subjective judgments as to the appropriate reserve levels, management has enhanced the documentation of the methodology to evaluate significant accrual balances, established procedures to develop detailed contemporaneous analyses of each account balance and instituted steps to create and maintain robust documentary evidence of such analyses. Management believes that these additional procedures will remediate this material weakness in 2005.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bright Horizons Family Solutions, Inc.:

We have completed an integrated audit of Bright Horizons Family Solutions, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Bright Horizons Family Solutions, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, we have audited management's assessment, included in "Management's Report on Internal Control Over Financial Reporting" which is included herein, that Bright Horizons Family Solutions, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, because the company did not maintain effective controls over (i) the monthly reconciliation of cash accounts for its operations in the United Kingdom and (ii) the determination of certain employee related accruals, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment. As of December 31, 2004, the Company did not maintain effective controls over the monthly reconciliation of cash accounts for its operations in the United Kingdom ("UK"). Specifically, the primary operating cash account for the UK was not appropriately reconciled and reconciling items were not timely resolved during 2004. This control deficiency impacts the Company's ability to ensure that all transactions flowing through the primary operating cash account in the UK, which are material in relation to the financial statements, are properly reflected in the financial statements. Additionally, the Company did not maintain effective controls over the determination of certain significant employee related accruals in accordance with generally accepted accounting principles, including the accrued obligations for self insured medical and dental benefits. These control deficiencies did result in immaterial misstatements but did not result in a restatement of the Company's consolidated financial statements for the annual and interim periods for 2004. However, these control deficiencies could result in a misstatement of cash or accrued liabilities and the related expense provisions that would result in material misstatements to annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that these control deficiencies individually represent material weaknesses. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

As described in "Management's Report on Internal Control Over Financial Reporting," management has excluded Child & Co. and The Birrell Collection from its assessment of internal control over financial reporting as of December 31, 2004 because the entities were acquired by the Company in a purchase business combination during 2004. We have also excluded Child & Co. and The Birrell Collection from our audit of internal control over financial reporting. Child & Co. and The Birrell Collection are wholly-owned subsidiaries whose total assets and total revenues represent 2% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004.

In our opinion, management's assessment that Bright Horizons Family Solutions, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on the criteria established in *Internal Control – Integrated Framework* issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, Bright Horizons Family Solutions, Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in the *Internal Control – Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 28, 2005

Consolidated Balance Sheets

(in thousands, except share data)

December 31:	2004	2003
Assets		
Current Assets:		
Cash and cash equivalents	**$ 42,472**	$ 33,899
Accounts receivable, net of allowance for doubtful accounts of $1,756 and $2,130, respectively	**26,182**	27,937
Prepaid expenses and other current assets	**11,204**	7,204
Prepaid income taxes	**1,764**	356
Current deferred tax asset	**12,986**	11,657
Total current assets	**94,608**	81,053
Fixed assets, net	**112,637**	98,201
Goodwill, net	**72,987**	55,652
Other intangibles, net	**12,747**	5,679
Noncurrent deferred tax asset	**2,837**	5,829
Other assets	**789**	651
Total assets	**$ 296,605**	$ 247,065
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt and obligations due under capital leases	**$ 778**	$ 669
Accounts payable and accrued expenses	**51,956**	52,378
Deferred revenue, current portion	**26,494**	26,610
Income taxes payable	**274**	—
Other current liabilities	**3,287**	3,665
Total current liabilities	**82,789**	83,322
Long-term debt and obligations due under capital leases, net of current portion	**1,321**	1,992
Accrued rent	**4,902**	2,757
Other long-term liabilities	**5,203**	4,060
Deferred revenue, net of current portion	**16,146**	9,428
Total liabilities	**110,361**	101,559
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock: 5,000,000 shares authorized, none issued or outstanding		
Common stock, $0.01 par value Authorized: 50,000,000 and 30,000,000 shares at December 31, 2004 and 2003, respectively Issued and outstanding: 26,870,000 and 26,170,000 shares at December 31, 2004 and 2003, respectively	**268**	262
Additional paid-in capital	**101,584**	91,101
Deferred compensation	**(1,085)**	(13)
Cumulative translation adjustment	**8,474**	4,481
Retained earnings	**77,003**	49,675
Total stockholders' equity	**186,244**	145,506
Total liabilities and stockholders' equity	**$ 296,605**	$ 247,065

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)

Year ended December 31:	2004	2003	2002
Revenue	$ 551,763	$ 472,756	$ 407,532
Cost of services	459,810	400,409	347,640
Gross profit	91,953	72,347	59,892
Selling, general and administrative	44,188	37,216	33,266
Amortization	1,012	548	377
Income from operations	46,753	34,583	26,249
Interest income	508	229	127
Interest expense	(165)	(167)	(103)
Income before taxes	47,096	34,645	26,273
Income tax expense	19,768	14,631	10,954
Net income	$ 27,328	$ 20,014	$ 15,319
Earnings per share – basic	$ 1.03	$ 0.79	$ 0.62
Weighted average number of common shares – basic	26,511	25,474	24,767
Earnings per share – diluted	$ 0.98	$ 0.75	$ 0.59
Weighted average number of common and common equivalent shares – diluted	27,846	26,746	26,050

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Cumulative Translation Adjustment	Retained Earnings	Deferred Compensation	Total Stockholders' Equity	Comprehensive Income
Balance at December 31, 2001	24,548	$ 256	$ 82,004	$ (7,081)	$ (104)	$ 14,342	$ —	$ 89,417	
Exercise of stock options	362	2	2,329	—	—	—	—	2,331	
Repurchase of common stock	(44)	—	—	(479)	—	—	—	(479)	
Stock-based compensation	—	—	42	—	—	—	(24)	18	
Tax benefit from the exercise of stock options	—	—	1,032	—	—	—	—	1,032	
Translation adjustment	—	—	—	—	1,989	—	—	1,989	$ 1,989
Net income	—	—	—	—	—	15,319	—	15,319	15,319
Comprehensive net income for the year ended December 31, 2002									$ 17,308
Balance at December 31, 2002	24,866	258	85,407	(7,560)	1,885	29,661	(24)	109,627	
Exercise of stock options	1,304	14	7,953	—	—	—	—	7,967	
Retirement of treasury stock	—	(10)	(7,550)	7,560	—	—	—	—	
Stock-based compensation	—	—	36	—	—	—	11	47	
Tax benefit from the exercise of stock options	—	—	5,255	—	—	—	—	5,255	
Translation adjustment	—	—	—	—	2,596	—	—	2,596	$ 2,596
Net income	—	—	—	—	—	20,014	—	20,014	20,014
Comprehensive net income for the year ended December 31, 2003									$ 22,610
Balance at December 31, 2003	26,170	262	91,101	—	4,481	49,675	(13)	145,506	
Exercise of stock options	654	6	5,690	—	—	—	—	5,696	
Stock-based compensation	46	—	2,114	—	—	—	(1,072)	1,042	
Tax benefit from the exercise of stock options	—	—	2,679	—	—	—	—	2,679	
Translation adjustment	—	—	—	—	3,993	—	—	3,993	$ 3,993
Net income	—	—	—	—	—	27,328	—	27,328	27,328
Comprehensive net income for the year ended December 31, 2004									$ 31,321
Balance at December 31, 2004	**26,870**	**$ 268**	**$ 101,584**	**$ —**	**$ 8,474**	**$ 77,003**	**$ (1,085)**	**$ 186,244**	

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Year ended December 31:	**2004**	2003	2002
Net income	**$ 27,328**	$ 20,014	$ 15,319
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**12,357**	11,028	9,760
Non-cash items	**(613)**	30	—
Asset write-downs and (gain) loss on disposal of fixed assets	**299**	417	(28)
Stock based compensation	**1,042**	47	18
Deferred income taxes	**(987)**	(496)	(2,189)
Tax benefit realized from the exercise of stock options	**2,679**	5,255	1,032
Changes in assets and liabilities, net of acquired amounts:			
Accounts receivable	**2,166**	(5,016)	5,290
Prepaid expenses and other current assets	**(3,609)**	(2,544)	(153)
Income taxes	**(1,146)**	(1,669)	(356)
Accounts payable and accrued expenses	**(2,375)**	3,273	10,725
Deferred revenue	**(2,559)**	(729)	6,496
Accrued rent	**2,230**	613	141
Other assets	**286**	(14)	81
Other current and long-term liabilities	**177**	539	(62)
Net cash provided by operating activities	**37,275**	30,748	46,074
Cash flows from investing activities:			
Additions to fixed assets, net of acquired amounts	**(12,970)**	(19,050)	(17,026)
Proceeds from the disposal of fixed assets	**84**	363	43
Payments for acquisitions, net of cash acquired	**(20,987)**	(16,528)	(14,623)
Net cash used in investing activities	**(33,873)**	(35,215)	(31,606)
Cash flows from financing activities:			
Proceeds from the issuance of common stock	**5,696**	7,967	2,331
Purchase of treasury stock	**—**	—	(479)
Principal payments of long-term debt and obligations under capital leases	**(743)**	(418)	(1,080)
Proceeds from note payable	**—**	2,506	—
Borrowings under lines of credit	**—**	—	2,550
Payments under lines of credit	**—**	—	(2,550)
Net cash provided by financing activities	**4,953**	10,055	772
Effect of exchange rates on cash balances	**218**	118	183
Net increase in cash and cash equivalents	**8,573**	5,706	15,423
Cash and cash equivalents, beginning of period	**33,899**	28,193	12,770
Cash and cash equivalents, end of period	**$ 42,472**	$ 33,899	$ 28,193

The accompanying notes are an integral part of the consolidated financial statements.

Notes To Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

1 • Organization and Significant Accounting Policies

Organization

Bright Horizons Family Solutions, Inc. (the "Company") was incorporated under the laws of the State of Delaware on April 27, 1998 and commenced substantive operations upon the completion of the merger by and between Bright Horizons, Inc., and CorporateFamily Solutions, Inc., on July 24, 1998 (the "Merger"). The Company provides workplace services for employers and families including early care and education and strategic work/life consulting throughout the United States, Canada, Ireland and the United Kingdom.

The Company operates its early care and education centers under various types of arrangements, which generally can be classified in two forms: (i) the P&L model which can be either (a) employer-sponsored, where Bright Horizons provides early care and educational services on a priority enrollment basis for employees of a single employer sponsor, or (b) a lease model, where the Company may provide priority early care and education to the employees of multiple employers located within a real estate developer's property or the community at large and (ii) the management model, where the Company manages a work-site early care and education center under a cost-plus arrangement, typically for a single employer.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Operations

In 2000 the Company began operating in Ireland and the United Kingdom and, in 2001, the Company began operating in Ontario, Canada. The functional currency of the foreign operations is the local currency. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders' equity and is a component of comprehensive income.

Stock Split

On February 9, 2005, the Board of Directors approved a 2-for-1 stock split to be paid on March 18, 2005 to stockholders of record as of March 4, 2005. All prior share and per share amounts have been restated to reflect the stock split.

Business Risks

The Company is subject to certain risks common to the providers of early care and education services, including dependence on key personnel, dependence on client relationships, competition from alternate sources or providers of the Company's services, market acceptance of work and family services, the ability to hire and retain qualified personnel and general economic conditions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. The primary estimates in the consolidated financial statements include, but are not limited to, revenue recognition, accounts receivable, goodwill and intangible assets, liability for insurance obligations and income taxes.

Fair Value of Financial Instruments and Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash, accounts receivable and the line of credit. The Company maintains its cash in financial institutions of high credit standing. The Company's accounts receivable are derived primarily from the services it provides. The Company believes that no significant credit risk exists at December 31, 2004 or 2003, and that the carrying amounts of the Company's financial instruments approximate fair market value.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of institutional money market accounts. The carrying value of these instruments approximates market value due to their short maturities.

Fixed Assets

Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are charged to expense as incurred, whereas expenditures for improvements and replacements are capitalized.

The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is reflected in the consolidated statements of income.

Intangible Assets

Goodwill and other intangible assets principally consist of goodwill, various customer relationships and contract rights, non-compete agreements and trade names.

The excess of the aggregate purchase price over the fair value of identifiable assets of businesses acquired (goodwill) is recorded on the Company's books and tested annually for impairment. In addition, identified intangible assets with indefinite lives are recorded and reviewed annually to assess the estimated life of the intangible asset; if the life is determined to remain indefinite the asset is tested for impairment. Intangible assets with a determinable life are amortized on a straight-line basis over the estimated period benefited, ranging from two to twenty-two years.

Pursuant to the provisions of SFAS No. 141 "Business Combinations," the Company is required to allocate the purchase price of acquired entities to identifiable assets and liabilities with the residual amount being allocated to goodwill. The identifiable assets can include intangible assets such as trade names, customer relationships and non-competes that are subject to valuation. In those instances where the Company has acquired a significant amount of intangible assets, management engages an independent third party to conduct the valuation. Valuation methodologies use amongst other things: estimates of expected useful life; projected revenues, operating margins and cash flows; and weighted average cost of capital.

Prior to 2002, the Company had amortized all intangible assets, including goodwill, over the estimated period of benefit ranging from two to twenty-five years.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." Impairment is assessed by comparing the estimated undiscounted cash flows over the asset's remaining life to the carrying amount of the asset. If the estimated cash flows are insufficient to recover the investment, an impairment loss is recognized based on the fair value of the asset less any costs of disposal.

Deferred Revenue

Deferred revenue results from prepaid fees and tuitions, employer-sponsor advances and cash received on consulting or development projects in advance of services being performed. The Company is also party to agreements where the performance of services extends beyond the current operating cycle. In these circumstances, the Company records a long-term obligation and recognizes revenue over the period of the agreement as the services are rendered.

Other Current and Long-Term Liabilities

Other current and long-term liabilities consist primarily of deposits held pursuant to certain management contracts. Amounts also include parent fee deposits, unremitted employee withholdings and amounts payable under acquisition agreements.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit on losses in foreign operations where it does not have a history of profitability or on certain expenses, which only become deductible when paid, the timing of which is uncertain.

Revenue Recognition

Revenue is recognized as services are performed. In both the P&L model and the management model, revenue consists primarily of tuition paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenue also includes management fees paid by corporate sponsors. In the management model, in addition to tuition and management fees, revenue is also recognized for operating subsidies paid either in lieu of or to supplement tuition. Under each model type, the Company retains responsibility for all aspects of operating the center including the hiring and paying of employees, contracting with vendors, purchasing supplies and collecting accounts receivable.

The Company maintains contracts with its corporate sponsors to manage and operate their early care and education centers under various terms. The Company's contracts are generally 3 to 10 years in length with varying renewal options. Management expects to renew the Company's existing contracts for periods consistent with the remaining renewal options allowed by the contracts or other reasonable extensions.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123" encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

The Company granted 46,000 shares of restricted common stock during 2004. These shares were accounted for under the intrinsic value method as prescribed in APB Opinion No. 25. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over vesting periods of three to five years. The restricted stock grants were valued at $1,088,000 of which approximately $447,000 was recognized as compensation expense in 2004. The remaining unrecognized balance has been recorded as deferred compensation in Stockholders' Equity at December 31, 2004.

In June 2004, the Company's Vice Chairman of the Board of Directors resigned his employment with the Company as Executive Chairman. At the time of resignation, the terms for any unvested stock options were modified to allow for a continuation of vesting so long as the former employee continues in his capacity as an active member of the Board of Directors. As a result of the modification of the terms of the stock option grants, the Company has accounted for the options under the provisions of FASB Interpretation ("FIN") No. 44, and deferred compensation of $969,000 was recorded and is being recognized over the remaining option vesting periods. Approximately $546,000 was recognized as compensation expense in 2004.

Under APB Opinion No. 25, no compensation cost related to employee stock options has been recognized because options are granted with exercise prices equal to or greater than the fair market value at the date of grant. The Company accounts for options granted to non-employees using the fair value method, in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148. Had compensation cost for the stock option plans been determined based on the fair value at the grant date for awards in 1995 through 2004, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Net income:			
As reported	**$ 27,328,000**	$ 20,014,000	$ 15,319,000
Add: Stock-based compensation expense included in reported net income, net of related tax effects	**686,000**	29,000	11,000
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(2,992,000)**	(3,579,000)	(4,669,000)
Pro forma	**$ 25,022,000**	$ 16,464,000	$ 10,661,000
Earnings per share - Basic:			
As reported	**$ 1.03**	$ 0.79	$ 0.62
Pro forma	**$ 0.94**	$ 0.65	$ 0.43
Earnings per share - Diluted:			
As reported	**$ 0.98**	$ 0.75	$ 0.59
Pro forma	**$ 0.90**	$ 0.62	$ 0.42

The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected stock price volatility	**46.1%**	46.1%	51.6%
Risk free interest rate	**2.83%**	1.65%	3.20%
Expected life of options	**6.1 years**	6.7 years	7.3 years
Weighted-average fair value per share of options granted during the year	**$ 12.30**	$ 6.87	$ 8.21

For the years ended December 31, 2004, 2003 and 2002, options to purchase 6,000, 4,800 and 5,200 shares of common stock, respectively, were granted to members of the Company's advisory board. These options were valued at approximately $57,000, $35,000 and $42,000, respectively, using the Black-Scholes option pricing model. The Company recognized related compensation expense of approximately $49,000, $47,000 and $18,000 in its operating results for the years ended December 31, 2004, 2003 and 2002, respectively.

Earnings Per Share

The Company accounts for earnings per share in accordance with the provisions of SFAS No. 128, "Earnings per Share." Under the standards established by SFAS No. 128, earnings per share is measured at two levels: basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares after considering the additional dilution related to preferred stock, options and warrants, if applicable.

Comprehensive Income

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income and foreign currency translation adjustments.

	2004	2003	2002
Net income	**$ 27,328,000**	$ 20,014,000	$ 15,319,000
Foreign currency translation adjustments	**3,993,000**	2,596,000	1,989,000
Comprehensive income	**$ 31,321,000**	$ 22,610,000	$ 17,308,000

Segment Reporting

As of December 31, 2004, the Company operates in one segment, providing services to employers and families including early care and education and work/life consulting, and generates in excess of 90% of revenue and operating profit in the United States. Additionally, no single customer accounts for more than 10% of the Company's revenue.

New Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities ("VIEs") that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. Through 2003, the FASB released numerous proposed and final FASB Staff Positions ("FSP") regarding FIN No. 46, which both clarified and modified FIN No. 46's provisions. On December 24, 2003, the FASB issued revised Interpretation No. 46 ("FIN No. 46-R"), which has replaced FIN No. 46. The application of FIN No. 46 to VIEs created after February 1, 2003, did not result in any entities requiring consolidation that would not already have required consolidation under the voting equity interest model. The Company adopted FIN No. 46-R during the three month period ended March 31, 2004. The adoption of this statement did not have a material effect on the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of Accounting Principles Board ("APB") Opinion No. 29," to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in all interim periods beginning after June 15, 2005, with early application permitted for exchanges beginning after November 2004. The Company does not believe that the adoption of this Statement in 2005 will have a material impact on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, which replaces the superseded SFAS No. 123. This Statement requires companies to measure and recognize compensation expense for all stock-based payments to employees and non-employees at fair value. Stock-based payments include stock option grants, restricted stock grants and other equity based awards. The Company grants options to purchase common stock to some of its employees and directors at prices equal to the market value of the stock on the dates the options were granted, as well as restricted stock. SFAS No. 123R is effective for all interim periods beginning after June 15, 2005. Early adoption is permitted and retroactive application of the provisions of SFAS No. 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. The Company has not yet adopted this pronouncement and is currently evaluating the expected impact that the adoption of SFAS No. 123R will have on its consolidated financial position, results of operations and cash flows.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform with the current year's presentation.

2 • Acquisitions

In 2004, the Company acquired the outstanding stock of two multi-site child care and early education companies based in the United Kingdom and purchased the assets of two domestic single-site child care and early education companies. The Company also acquired certain real estate in connection with one of the domestic single-site acquisitions. The Company paid aggregate consideration of approximately $23.5 million, $21.0 million in the form of cash, net of cash acquired and assumption of net liabilities of approximately $2.7 million in connection with these acquisitions. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. The Company has made allocations of $45,000 to non-compete agreements, $42,000 to trade names with estimable lives and $7.4 million to customer relationships and contract rights, all of which will be amortized over periods of 3-22 years based on estimated lives. As a result of these transactions, the Company recorded goodwill of $14.6 million and deferred tax liabilities of $2.2 million.

In 2003, the Company acquired the outstanding stock of two single-site early care and education companies and purchased the assets of one multi-site and one-single site early care and education company based in the United States. Additionally, the Company purchased the stock of a management company with a multi-site management agreement for early care and education centers. The Company paid aggregate consideration of approximately $20.7 million, $16.5 million in the form of cash, net of cash acquired and the assumption of net liabilities and additional consideration due of approximately $3.8 million in connection with these acquisitions. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. The Company finalized the allocation of intangible assets in 2004 and allocated $120,000 to non-compete agreements, $38,000 to trade names and $3.7 million to customer relationships and contract rights, all of which will be amortized over periods of 2-10 years based on estimated lives. In addition, the Company recorded goodwill of $15.9 million and intangibles with indefinite lives of $170,000.

In 2002, the Company acquired the outstanding stock of two multi-site early care and education companies based in the United Kingdom and purchased the assets of an affiliated single-site early care and education center. The Company also acquired substantially all of the assets of an additional early care and education center based in the United States. The Company paid aggregate consideration of approximately $14.6 million in cash, net of cash acquired of $1.5 million, and assumed liabilities of approximately $4.1 million in connection with these acquisitions. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. The Company finalized the allocation of intangible assets in 2003 and allocated $108,000 to trade names, $52,000 to non-compete agreements and $1.2 million to customer relationships and contract rights which will be amortized over periods of 3-20 years based on estimated lives. In addition, the Company recorded goodwill of $13.5 million.

The above transactions have been accounted for as purchases and the operating results of the acquired companies have been included from the respective dates of acquisition. The acquisitions were not material and therefore no pro-forma information has been presented.

3 • Fixed Assets

Fixed assets consist of the following:

	Estimated useful lives (years)	**December 31, 2004**	December 31, 2003
Buildings	20 - 40	**$ 64,021,000**	$ 54,555,000
Furniture and equipment	3 - 10	**43,843,000**	37,314,000
Leasehold improvements	3 years or life of lease	**49,859,000**	41,432,000
Land	—	**12,012,000**	9,171,000
		169,735,000	142,472,000
Less accumulated depreciation and amortization		**(57,098,000)**	(44,271,000)
Fixed assets, net		**$ 112,637,000**	$ 98,201,000

Depreciation expense relating to fixed assets under capital leases approximated $8,000 for 2002. The Company did not have any capital lease obligations in 2004 or 2003.

4 • Intangible Assets

The Company adopted SFAS No. 142 on January 1, 2002 at which time amortization on goodwill and intangible assets with indefinite lives ceased. Upon adoption, the goodwill attributable to the Company's United States and European reporting units were tested for impairment by comparing the fair value of each reporting unit, which was determined by estimating the present value of expected future cash flows, to its carrying value. Based on the Company's estimates, no impairment existed upon adoption of SFAS No. 142.

In 2004, the Company performed its annual SFAS No. 142 impairment test and determined that no impairment loss should be recognized.

The changes in the carrying amount of net goodwill for the years ended December 31, 2004 and December 31, 2003, respectively, are as follows:

	2004	2003
Beginning balance	**$ 55,652,000**	$ 39,242,000
Net goodwill additions during the period	**14,824,000**	15,837,000
Transfers from goodwill to other intangibles from prior years	**—**	(1,254,000)
Foreign exchange translation adjustment	**2,511,000**	1,827,000
Ending balance	**$ 72,987,000**	$ 55,652,000

The following tables reflect intangible assets that are still subject to amortization under the provisions of SFAS No. 142. At December 31, 2004 and 2003, respectively, the weighted average amortization period is 13.3 years and 7.4 years overall, with non-compete agreements averaging 1.7 years and 1.6 years, respectively, contractual rights and customer relationships averaging 16.8 years and 11.4 years, respectively, and trade names averaging 3.2 years and 2.7 years, respectively.

	Cost	Accumulated Amortization	Net Carrying Amount
December 31, 2004:			
Non-compete agreements	**$ 3,539,000**	**$ 3,417,000**	**$ 122,000**
Contractual rights and customer relationships	**14,342,000**	**2,160,000**	**12,182,000**
Trade names	**806,000**	**695,000**	**111,000**
	$ 18,687,000	**$ 6,272,000**	**$ 12,415,000**
December 31, 2003:			
Non-compete agreements	$ 3,480,000	$ 3,295,000	$ 185,000
Contractual rights and customer relationships	6,178,000	1,138,000	5,040,000
Trade names	893,000	609,000	284,000
	$ 10,551,000	$ 5,042,000	$ 5,509,000

The Company has trade names with net carrying values of $332,000 which it determined have indefinite useful lives and are not subject to amortization under the provisions of SFAS No. 142. These trade names are subject to impairment testing annually and no impairment loss was recorded in 2004.

In 2004, the Company recorded amortization expense of $1,012,000. The Company estimates that it will amortize the net carrying amount of existing intangible assets as follows over the next 5 years: approximately $1,300,000 in 2005, $1,200,000 in 2006, $1,200,000 in 2007, $1,200,000 in 2008 and $800,000 in 2009.

5 • Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2004	December 31, 2003
Accounts payable	$ 1,781,000	$ 1,182,000
Accrued payroll and employee benefits	29,313,000	33,371,000
Accrued insurance	8,880,000	7,632,000
Accrued other expenses	11,982,000	10,193,000
	$ 51,956,000	$ 52,378,000

6 • Lines of Credit and Short-Term Debt

In June 2002, the Company renewed and amended its unsecured revolving credit agreement. The credit facility consists of a $25 million revolving line of credit, expiring on June 30, 2005; any outstanding indebtedness at that date will be converted into a three-year term loan. At the Company's option, the line of credit will bear interest at either i) Prime or ii) LIBOR plus a spread based on debt levels and coverage ratios. The Company is also required to pay a fee on any unused portion of the line of credit at the rate of 0.125% per annum. The agreement requires the Company to comply with certain covenants, which include, among other things, the maintenance of specified financial ratios, and prohibits the payment of dividends without bank approval. The Company was in compliance with all covenants at December 31, 2004 and 2003. The Company had no outstanding amounts due on its line of credit at December 31, 2004 or December 31, 2003 and there were no borrowings on the Company's line of credit in 2004 or 2003.

7 • Long-Term Debt and Obligations Due Under Capital Leases

Long-term debt and obligations due under capital leases consists of the following:

	December 31, 2004	December 31, 2003
Note payable to a client, with monthly payments of approximately $53,800 including interest of 5.75%, with final payment due January 2008; secured by the Company's leasehold interest in the center.	**$ 1,819,000**	$ 2,343,000
Unsecured note payable to a corporation, payments of principal amounts of approximately $34,400 and interest at 5.0% are payable quarterly, note matures in October 2005.	**137,000**	275,000
Note payable to a state agency with monthly payments of approximately $800 including interest of 5.0%, with final payment due March 2007; secured by related furniture, fixtures and equipment.	**25,000**	31,000
Note payable to a financial institution with monthly payments of approximately $5,600 including interest of 10%, with final payment due May 2006; secured by a certificate of deposit.	**88,000**	—
Note payable to a financial institution with monthly payments of approximately $800 including interest of 10%, with final payment due June 2007; secured by a certificate of deposit.	**20,000**	—
Note payable to a financial institution with monthly payments of approximately $5,800 including interest of 6.75%, with final payment due in 2005; secured by a certificate of deposit.	**2,000**	—
Note payable to a finance company, with monthly payments of approximately $400, including interest of 9.5%, with a final balloon payment of approximately $6,600 due March 2005.	**8,000**	12,000
Total debt and obligations due under capital leases	**2,099,000**	2,661,000
Less current maturities	**(778,000)**	(669,000)
Long-term debt and obligations due under capital leases	**$ 1,321,000**	$ 1,992,000

8 • Income Taxes

Income tax expense for years ended December 31, 2004, 2003 and 2002 consists of the following:

	2004	2003	2002
Current tax expense			
Federal	**$ 15,911,000**	$ 12,210,000	$ 10,319,000
State	**4,514,000**	3,062,000	2,661,000
Foreign	**315,000**	14,000	149,000
	20,740,000	15,286,000	13,129,000
Deferred tax benefit			
Federal	**(277,000)**	(301,000)	(1,919,000)
State	**(452,000)**	(102,000)	(271,000)
Foreign	**(243,000)**	(252,000)	15,000
	(972,000)	(655,000)	(2,175,000)
Income tax expense, net	**$ 19,768,000**	$ 14,631,000	$ 10,954,000

Following is a reconciliation of the U.S. Federal statutory rate to the effective rate for the years ended December 31:

	2004	2003	2002
Federal tax computed at statutory rate	**$ 16,484,000**	$ 12,126,000	$ 9,196,000
State taxes on income, net of federal tax benefit	**2,309,000**	1,860,000	1,414,000
Valuation allowance	**1,274,000**	993,000	115,000
Other, net	**(299,000)**	(348,000)	229,000
Income tax expense, net	**$ 19,768,000**	$ 14,631,000	$ 10,954,000

Net deferred tax assets are as follows:

	2004	2003	2002
Deferred tax assets			
Net operating loss carryforwards	**$ 1,259,000**	$ 1,169,000	$ 884,000
Reserve on assets	**609,000**	716,000	618,000
Liabilities not yet deductible	**15,079,000**	11,139,000	9,030,000
Deferred revenue	**2,254,000**	2,598,000	3,235,000
Depreciation	**4,901,000**	3,524,000	2,337,000
Amortization	**168,000**	187,000	615,000
Other	**445,000**	645,000	762,000
Valuation allowance	**(2,302,000)**	(1,220,000)	(193,000)
	22,413,000	18,758,000	17,288,000
Deferred tax liabilities			
Amortization	**(3,402,000)**	(101,000)	—
Depreciation	**(3,188,000)**	(1,171,000)	(312,000)
Net deferred tax assets	**$ 15,823,000**	$ 17,486,000	$ 16,976,000

As of December 31, 2004, the Company has federal net operating loss carryforwards of approximately $465,000, which are subject to annual limitations and are available to offset certain current and future taxable earnings and expire at various dates, the earliest of which is December 31, 2010. The Company also has net operating losses in a number of states totaling approximately $1.5 million, which may only be used to offset operating income of certain of the Company's subsidiaries in those particular states. The Company recorded a tax benefit of approximately $200,000 in 2004 related to losses in certain United Kingdom subsidiaries that the Company was not able to fully offset against taxable income amongst other United Kingdom subsidiaries. In 2003, the Company recorded a tax benefit of approximately $250,000 relating to net operating losses in the United Kingdom. At December 31, 2004, the Company has total net operating loss carryforwards of approximately $1,600,000, which can be carried forward indefinitely. Management believes the Company will generate sufficient future taxable income to realize net deferred tax assets prior to the expiration of the net operating loss carryforwards recorded and that the realization of the net deferred tax asset is more likely than not. The Company has recorded valuation allowances on certain deferred tax assets related to losses in foreign operations where it does not have a history of profitability as well as certain liabilities recorded which are subject to being settled in cash in order to be deductible, the timing of which is uncertain.

9 • Stockholders' Equity

Stock Options

The Company has established an incentive compensation plan under which it is authorized to grant both incentive stock options and non-qualified stock options to employees and directors, as well as other stock-based compensation. Under the terms of the 1998 Stock Incentive Plan, as amended in 2001, 4,500,000 shares of the Company's Common Stock are available for distribution upon exercise. As of December 31, 2004, there were approximately 748,000 shares of Common Stock available for grant under the plan.

Options granted under the plan typically vest over a five year period and expire at the earlier of ten years from date of grant or three months after termination of the holder's employment with the Company unless otherwise determined by the Compensation Committee of the Board of Directors. The following table summarizes information about stock options outstanding at December 31, 2004:

Range of Exercise Price	Options Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Options Exercisable at December 31, 2004	Weighted Average Exercise Price
$ 0.0000 - $ 3.2695	25,652	1.2	$ 2.87	25,652	$ 2.87
$ 3.2696 - $ 6.5390	75,236	1.6	$ 3.85	75,236	$ 3.85
$ 6.5391 - $ 9.8085	678,820	4.5	$ 8.80	580,448	$ 8.84
$ 9.8086 - $ 13.0780	714,970	6.4	$ 11.71	334,934	$ 11.59
$ 13.0781 - $ 16.3475	750,902	7.4	$ 13.98	226,366	$ 14.13
$ 16.3476 - $ 19.6170	59,900	8.8	$ 18.53	13,428	$ 18.30
$ 19.6171 - $ 22.8865	500	9.0	$ 21.46	—	$ —
$ 22.8866 - $ 26.1560	31,000	9.4	$ 24.09	—	$ —
$ 26.1561 - $ 29.4255	39,700	9.8	$ 27.82	—	$ —
$ 29.4256 - $ 32.6950	25,500	9.7	$ 32.70	—	$ —
	2,402,180	**6.2**	**$ 12.08**	**1,256,064**	**$ 10.21**

A summary of the status of the Company's option plans, including options issued to members of the Board of Directors, is as follows for the years ended December 31:

	2004		2003		2002	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	**3,007,850**	**$ 10.85**	4,066,500	$ 9.06	3,961,380	$ 8.05
Granted	**96,700**	**27.88**	339,500	14.36	595,400	14.33
Exercised	**(654,196)**	**8.72**	(1,305,168)	6.10	(358,748)	6.49
Canceled	**(48,174)**	**13.08**	(92,982)	11.85	(131,532)	9.42
Outstanding at end of period	**2,402,180**	**$ 12.08**	3,007,850	$ 10.85	4,066,500	$ 9.06
Exercisable	**1,256,064**	**$ 10.21**	1,378,782	$ 8.97	2,102,808	$ 6.73

The Company realizes a tax deduction upon the exercise of non-qualified stock options and disqualifying dispositions of incentive stock options due to the recognition of compensation expense in the calculation of its taxable income. The amount of the compensation recognized for tax purposes is based on the difference between the market value of the common stock and the option price at the date the options are exercised. These tax benefits are credited to additional paid-in capital.

Treasury Stock

In 1999, the Company's Board of Directors approved a stock repurchase plan authorizing the Company to repurchase up to 2,500,000 shares of its Common Stock in the open market or through privately negotiated transactions. As of December 31, 2002, the Company had repurchased 1,034,000 shares at a cost of $7.6 million, which were retired by approval of the Company's Board of Directors in 2003.

10 • Earnings Per Share

The following tables present information necessary to calculate earnings per share for the years ended 2004, 2003 and 2002:

	Year Ended December 31, 2004		
	Income (Numerator)	**Shares (Denominator)**	**Per Share Amount**
Basic earnings per share			
Income available to common stockholders	**$ 27,328,000**	**26,511,000**	**$ 1.03**
Effect of dilutive stock options and restricted stock	**—**	**1,335,000**	
Diluted earnings per share	**$ 27,328,000**	**27,846,000**	**$ 0.98**

	Year Ended December 31, 2003		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 20,014,000	25,474,000	$ 0.79
Effect of dilutive stock options	—	1,272,000	
Diluted earnings per share	$ 20,014,000	26,746,000	$ 0.75

	Year Ended December 31, 2002		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 15,319,000	24,767,000	$ 0.62
Effect of dilutive stock options	—	1,283,000	
Diluted earnings per share	$ 15,319,000	26,050,000	$ 0.59

The above earnings per share on a diluted basis have been prepared in accordance with SFAS No. 128. The weighted average number of stock options excluded from the above calculation of earnings per share was approximately 7,200 in 2004, 156,000 in 2003 and 308,000 in 2002, as they were anti-dilutive.

11 • Commitments and Contingencies

Leases

The Company leases various office equipment, early care and education center facilities and office space under non-cancelable operating leases. Many of the leases contain renewal options for various periods. Certain leases contain provisions, which include additional payments based upon revenue performance, enrollment or the level of the Consumer Price Index at a future date. Rent expense was approximately $18.9 million, $16.8 million and $13.6 million in the years 2004, 2003, and 2002, respectively. Future minimum payments under non-cancelable operating leases are as follows:

Year Ending	
2005	$ 18,927,000
2006	18,090,000
2007	16,137,000
2008	14,450,000
2009	13,584,000
Thereafter	63,781,000
	$ 144,969,000

Future minimum lease payments include approximately $1.9 million of lease commitments, which are guaranteed by third parties pursuant to operating agreements for early care and education centers.

Letter of Credit

The Company has one letter of credit guaranteeing certain utility payments up to $80,000. This letter of credit was issued under the terms of the Company's line of credit as more fully described in Note 6. No amounts have been drawn against this letter of credit.

Employment and Non-Compete Agreements

The Company has severance agreements with five executives that provide for up to 24 months of compensation upon the termination of employment following a change in control of the Company. The maximum amount payable under these agreements in 2004 was approximately $3.3 million.

The severance agreements prohibit the above-mentioned employees from competing with the Company or divulging confidential information for one to two years after their separation from the Company.

Other

The Company is a defendant in certain legal matters in the ordinary course of business. Management believes the resolution of such legal matters will not have a material effect on the Company's financial condition or results of operations.

The Company self-insures a portion of its workers compensation and medical insurance plans. While management believes that the amounts accrued for these obligations is sufficient, any significant increase in the number of claims and costs associated with claims made under these plans could have a material adverse effect on the Company's financial position or results of operations.

The Company's early care and education centers are subject to numerous federal, state and local regulations and licensing requirements. Failure of a center to comply with applicable regulations can subject it to governmental sanctions, which could require expenditures by the Company to bring its early care and education centers into compliance.

12 • Employee Benefit Plans

The Company maintains a 401(k) Retirement Savings Plan (the "Plan") for all employees with more than 1,000 hours of credited service annually and who have been with the Company one or more years. The Plan is funded by elective employee contributions of up to 50% of their compensation. Under the Plan, the Company matches 25% of employee contributions for each participant up to 8% of the employee's compensation. Expense under the Plan, consisting of Company contributions and Plan administrative expenses paid by the Company, totaled approximately $1.9 million, $1.6 million and $1.4 million in 2004, 2003 and 2002, respectively.

13 • Related Party Transactions

The Company has an agreement with S.C. Johnson & Son, Inc. to operate and manage an early care and education center. S.C. Johnson & Son, Inc. is affiliated through common majority ownership with JohnsonDiversey, Inc. the employer of a member of the Company's Board of Directors. In return for its services under these agreements, the Company received management fees and operating subsidies of $327,000, $424,000, and $409,000, respectively, for 2004, 2003 and 2002.

The Company has an agreement with Microsoft Corporation to operate and manage an early care and education center in which the Company received fees of approximately $1,110,000 and $470,000, for 2004 and 2003, respectively. In addition, the Company has a note payable to Microsoft Corporation, which at December 31, 2004 had a balance of $1,819,000. The Company makes monthly installment payments of approximately $53,800. The note bears an interest rate of 5.75% and the final payment is due in January 2008. The note is secured by the Company's leasehold interest in the early care and education center.

14 • Statement of Cash Flows Supplemental Information

The following table presents supplemental disclosure of cash flow information for years ended December 31:

	2004	2003	2002
Supplemental cash flow information			
Cash payments of interest	**$ 155,000**	$ 127,000	$ 99,000
Cash payments of income taxes	**19,206,000**	11,816,000	12,321,000
Non cash operating activities:			
Stock-based compensation expense	**1,042,000**	47,000	18,000
Non cash investing and financing activities:			
Purchase of fixed assets under financing arrangement	**—**	—	102,000

In conjunction with the purchase of child care and early education companies, as discussed in Note 2, the fair value of assets acquired are as follows:

	2004	2003	2002
Cash paid, net of cash acquired	**$ 20,987,000**	$ 16,528,000	$ 14,623,000
Liabilities assumed	**2,692,000**	4,222,000	4,114,000
Fair value of assets acquired	**$ 23,679,000**	$ 20,750,000	$ 18,737,000

In June 2004, the Company entered into service agreements to manage a group of family programs and amended an agreement to manage an existing child care center in exchange for the transfer of land and buildings. The Company recorded fixed assets and deferred revenue of $9.4 million in connection with the transactions, which will be earned over the terms of the arrangements that are 6.5 and 12 years, respectively. In 2004, the Company recognized $640,000 in revenue under the terms of these arrangements. In the event of default under the terms of contingent notes payable associated with the service agreements, the balance of which are represented by the unamortized amounts of deferred revenue, the Company would be required to tender a cash payment(s) for the balance of the notes payable or surrender the applicable property(s).

15 • Quarterly Financial Data (Unaudited)

Quarterly financial data for the years ended December 31, 2004 and 2003 are summarized as follows:

2004	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
	(in thousands except per share data)			
Revenue	**$ 131,347**	**$ 136,800**	**$ 138,954**	**$ 144,662**
Gross profit	**20,941**	**23,001**	**22,929**	**25,082**
Amortization	**198**	**246**	**354**	**214**
Operating income	**10,450**	**11,769**	**11,584**	**12,950**
Income before taxes	**10,485**	**11,829**	**11,656**	**13,126**
Net income	**6,103**	**6,878**	**6,779**	**7,568**
Basic earnings per share	**$ 0.23**	**$ 0.26**	**$ 0.26**	**$ 0.28**
Diluted earnings per share	**$ 0.22**	**$ 0.25**	**$ 0.24**	**$ 0.27**

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)			
Revenue	$ 112,407	$ 117,047	$ 118,085	$ 125,217
Gross profit	17,108	18,016	17,907	19,316
Amortization	127	88	67	266
Operating income	7,756	8,703	8,718	9,406
Income before taxes	7,794	8,780	8,685	9,386
Net income	4,528	5,127	5,045	5,314
Basic earnings per share	$ 0.18	$ 0.20	$ 0.20	$ 0.20
Diluted earnings per share	$ 0.17	$ 0.19	$ 0.19	$ 0.19

The Company's business is subject to seasonal and quarterly fluctuations. Demand for early care and education services has historically decreased during the summer months. During this season, families are often on vacation or have alternative early care and education arrangements. Demand for the Company's services generally increases in September upon the beginning of the new school year and remains relatively stable throughout the rest of the school year.

Form 10-K/Investor Contact

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (without exhibits) is available from the Company at no charge. The requests and other investor contacts should be directed to Elizabeth J. Boland, Chief Financial Officer, at the Company's principal office.

Principal Office

200 Talcott Avenue South
Watertown, Massachusetts 02472
617.673.8000

Annual Stockholder's Meeting

The annual meeting of stockholders will be held on Tuesday, May 24, 2005, 8:30 a.m. at the Watertown office.

Registrar and Transfer Agent

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
800.468.9716

Common Stock and Dividend Information

The common stock of Bright Horizons Family Solutions is traded on The Nasdaq Stock Market (National Market) under the symbol BFAM. As of March 18, 2005, there were 138 stockholders of record, which does not include those stockholders who hold shares in street name accounts. The Company has never declared or paid any cash dividends on its Common Stock. It is the current policy of the Board of Directors to retain all earnings to support operations and to finance expansion of the Company's business. See 2004 Selected Financial and Operating Data on page one of the financial section of the Annual Report for information regarding the trading price of the Company's common stock.

Executive Officers and Directors

Linda A. Mason
Chairman

David H. Lissy
Chief Executive Officer and Director

Mary Ann Tocio
President, Chief Operating Officer and Director

Elizabeth J. Boland
Chief Financial Officer and Treasurer

Stephen I. Dreier
Chief Administrative Officer and Secretary

Roger H. Brown, Vice Chairman & Director
President
Berklee College of Music

Joshua Bekenstein, Director
Managing Director
Bain Capital, LLC
private investments

JoAnne Brandes, Director
Executive Vice President,
Chief Administrative Officer,
General Counsel
JohnsonDiversey, Inc.
manufacturing

E. Townes Duncan, Director
President
Solidus Company
private investments

Fred K. Foulkes, Director
Professor
Boston University School of Management
human resources management

David Gergen, Director
Editor-at-Large
U.S. News & World Report
news publishing

Sara Lawrence-Lightfoot, Director
Professor of Education
Harvard University
educator

Ian M. Rolland, Director
Retired Chairman
Lincoln National Corporation
insurance

Marguerite W. Sallee, Director
Chief Executive Officer and President
America's Promise
youth advocacy

Partial Client List

Abbott Laboratories
Alston & Bird LLP
Amgen
Bank of America
Bayer
Blue Cross and Blue Shield of Alabama
Boeing
Booz Allen Hamilton
Bristol-Myers Squibb
Cambridge University
Campbell Soup Company
Carnival Cruise Lines
Chick-fil-A
Cisco Systems
Citigroup
Defense Logistics Agency
Duke University
Eli Lilly and Company
EMC Corporation
The European Commission
GE Healthcare
General Services Administration
The George Washington University
Georgia-Pacific Corp.
GlaxoSmithKline
IBM
Intel
International Monetary Fund
Iowa State University
J Sainsbury plc
JFK Medical Center
Johnson & Johnson
JPMorgan Chase

Land Rover UK
Lands' End
The LPGA
Marriott International
Massachusetts Institute of Technology
Memorial Sloan-Kettering Cancer Center
Merck & Co.
Merrill Lynch
Microsoft UK
Northwestern Memorial Hospital
Pfizer
The PGA TOUR
PNC Bank
Procter & Gamble
Prudential Financial
Reebok
SAS Institute
SC Johnson
Sears, Roebuck and Co.
Staples
Starbucks
Time Warner
Toyota Motor Manufacturing
UAW and Ford Motor Company
USAA
Virginia Mason Medical Center
Vivendi Universal
Wachovia
Warner Bros.
Western Pennsylvania School for Blind Children
Wilmer Cutler Pickering Hale and Dorr LLP





Bright Horizons
FAMILY SOLUTIONS®

Many thanks to all [illegible] children and families who allowed [illegible] annual report.

[illegible] Siteman, 2005

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Watertown, Massachusetts 02472
800.324.4386
www.brighthorizons.com